Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form F-3 of Glory Star New Media Group Holdings Limited (formerly TKK Symphony Acquisition Corporation) (the “Company”) of our report dated March 31, 2020, relating to the consolidated balance sheets of Glory Star New Media Group Limited and its subsidiaries as of December 31, 2019 and 2018, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, which report appears in the Company’s Current Report on Form 8-K/A (Amendment No. 2). We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ Friedman LLP

New York, New York

September 2, 2020